Exhibit 99.1

For Immediate Release

January 21, 2014

SAP Announces Fourth Quarter and Full Year Results 2013

Successful Transition to the Cloud Outgrowing the Market and Expanding Operating Margin in 2013

SAP Accelerating Customer-Driven Transition to the Cloud – Aiming for €3.0 – €3.5 Billion Cloud Revenue in 2017

•	Fast Growing Cloud Business and Solid Core Drive 4th Consecutive Year of Double-Digit Growth: Full Year 2013 Non-IFRS Software and Software-Related Service Revenue Increased 11% at Constant Currencies (6% at Actual Currencies to €14.03 Billion)
•	Cloud Subscription and Support Backlog Increased 50% to approximately €1.2 billion as of December 31, 2013, Non-IFRS Deferred Cloud Subscription and Support Revenue Increased 25% to €447 Million as of December 31, 2013
•	SAP HANA Success Continued in 2013: Full Year 2013 HANA Software Revenue Increased 69% at Constant Currencies to €664 Million (61% at Actual Currencies to €633 Million), SAP HANA Becomes the Real-Time Platform for the Industry
•	Full Year 2013 Non-IFRS Operating Profit Increased 13% at Constant Currencies to €5.90 Billion, Resulting in Non-IFRS Operating Margin Expansion of 150 Basis Points at Constant Currencies to 33.5%
•	Full Year 2013 Non-IFRS Earnings Per Share Increased 11% to €3.37
•	Introducing 2017 Targets Reflecting Customer-Driven Shift to Cloud: At least €22 Billion in Total Revenue, €3.0 – €3.5 Billion Total Revenue from the Cloud Business and 35% Non-IFRS Operating Margin by 2017

WALLDORF, Germany – January 21, 2014 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2013.

BUSINESS HIGHLIGHTS IN THE FOURTH QUARTER AND FULL YEAR 2013

SAP delivered strong revenue growth in 2013. Full year non-IFRS software and cloud subscription revenue increased 11% at constant currencies (6% at actual currencies to €5.28 billion). Non-IFRS software and software-related service revenue grew 11% at constant currencies (6% at actual currencies to €14.03 billion). Non-IFRS total revenue grew 8% at constant currencies (4% at actual currencies to €16.90 billion).

“We are proud of having delivered another year of double digit growth, outperforming the market and expanding our margin, while at the same time investing in innovation and the cloud,” said Co-CEOs Bill McDermott and Jim Hagemann Snabe. “Based on our strong global momentum from 2013 we will accelerate the transition to the cloud by offering customers choice. With all solutions moving to the Cloud powered by our real time platform HANA, we will simplify for our customers, extend our lead and drive growth that is more predictable and profitable for the long term.”

SAP Reports Fourth Quarter and Full Year 2013 Results	Page 2

“We finished 2013 with a strong fourth quarter. We significantly expanded our Non-IFRS operating margin in the fourth quarter, leading to a full-year Non-IFRS operating margin expansion of 150 basis points at constant currencies and 11% growth in Non-IFRS EPS for the full year 2013,” said Werner Brandt, CFO of SAP. “This was driven by operational excellence despite the margin impact from acquisitions and our momentum in the cloud.”

SAP’s fast-growing cloud business demonstrates the Company’s leadership in the cloud. Non-IFRS cloud subscription and support revenue was €787 million at constant currencies, which exceeded the Company’s full year 2013 guidance of €750 million (2012: €343 million).

Non-IFRS deferred cloud subscription and support revenue1 was €447 million as of December 31, 2013, a year-over-year increase of 25%. The Company’s cloud subscription and support backlog2 as of December 31, 2013 was approximately €1.2 billion, a year-over-year increase of 50%. SAP’s annual cloud revenue run rate now exceeds €1.06 billion3. SAP’s total cloud portfolio applications subscribers now exceed 35 million. The trailing twelve month Ariba network spend volume4 now exceeds $0.5 trillion. Today Ariba is the world’s largest Web-based business trading community with 1.4 million connected companies.

SAP HANA, the platform for real-time business applications, was a major growth engine in 2013. The Company has now over 3,000 HANA customers. Full year 2013 HANA software revenue increased 69% at constant currencies to €664 million (61% at actual currencies to €633 million). SAP Business Suite powered by SAP HANA is the best-in-class platform for high-performance applications. With 800 customers at the end of 2013, demand for SAP Business Suite powered by HANA has exceeded SAP’s own expectations in the short period since its launch in May 2013.

Fourth Quarter 2013 Regional Revenue

The EMEA region saw high single-digit growth with non-IFRS software and cloud subscription revenue increasing 9% at constant currencies. This was the result of high double-digit growth in cloud subscription and support revenue in this region and strong double-digit software revenue growth at constant currencies in Germany, France, Russia, Middle East and Africa. The Americas region grew single-digit in the fourth quarter in non-IFRS software and cloud subscription revenue at constant currencies. This was the result of the transition to the cloud and a tough year-over-year comparison in software revenue. Non-IFRS software and cloud subscription revenue in the Asia Pacific Japan (APJ) region continued on its path of double-digit growth at constant currencies, driven by a strong performance in China.

Full Year 2013 Regional Revenue

The EMEA region saw high-single digit growth with non-IFRS software and cloud subscription revenue at constant currencies which is an impressive result in light of continued market uncertainty seen throughout the year. The Americas region delivered a very strong full year performance in non-IFRS software and cloud subscription revenue with 15% growth at constant currencies while rapidly shifting to the Cloud. Non-IFRS software and cloud subscriptions revenue in the APJ region increased by 3% at constant currencies in the full year 2013 after ending the year with a strong fourth quarter.

1 Beginning in Q1 2013, SAP discloses non-IFRS deferred cloud subscription and support revenue, which is a subset of the total, non-IFRS deferred revenue number reported on the balance sheet. The opening balance for Ariba deferred cloud subscription and support revenue at October 1st, 2012 was €118 million (Non-IFRS) and €53 million (IFRS).

2 Cloud subscription and support backlog represents expected future cloud subscription and support revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.

3 The annual revenue run rate is the fourth quarter 2013 cloud division revenue of €266 million multiplied by 4.

4 Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

SAP Reports Fourth Quarter and Full Year 2013 Results	Page 3

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Fourth Quarter 2013

	Fourth Quarter 20131)
	IFRS			Non- IFRS2)
€ million, unless otherwise stated	Q4 2013	Q4 2012	% change	Q4 2013	Q4 2012	% change	% change const. curr.

Software	1,902	1,937	–2	1,903	1,937	–2	4
Cloud subscriptions and support	209	126	66	210	159	32	39
Software and cloud subscriptions	2,111	2,063	2	2,113	2,096	1	6
Support	2,269	2,166	5	2,274	2,171	5	10
Software and software-related service revenue	4,380	4,228	4	4,387	4,266	3	8
Total revenue	5,109	5,023	2	5,116	5,062	1	7
Total operating expenses	–3,304	–3,431	–4	–3,018	–3,092	–2	1
Operating profit	1,805	1,592	13	2,097	1,969	7	15
Operating margin (%)	35.3	31.7	3.6pp	41.0	38.9	2.1pp	2.9pp
Profit after tax	1,324	1,101	20	1,524	1,359	12
Basic earnings per share (€)	1.11	0.92	21	1.28	1.14	12
Number of employees (FTE)	66,572	64,422	3	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS and non-IFRS software revenue was €1.90 billion (2012: €1.94 billion), a decrease of 2% (an increase of 4% at constant currencies). IFRS software and cloud subscription revenue was €2.11 billion (2012: €2.06 billion), an increase of 2%. Non-IFRS software and cloud subscription revenue was €2.11 billion (2012: €2.10 billion), an increase of 1% (6% at constant currencies). IFRS software and software-related service revenue was €4.38 billion (2012: €4.23 billion), an increase of 4%. Non-IFRS software and software-related service revenue was €4.39 billion (2012: €4.27 billion), an increase of 3% (8% at constant currencies). IFRS total revenue was €5.11 billion (2012: €5.02 billion), an increase of 2%. Non-IFRS total revenue was €5.12 billion (2012: €5.06 billion), an increase of 1% (7% at constant currencies).

IFRS operating profit was €1.81 billion (2012: €1.59 billion), an increase of 13%. Non-IFRS operating profit was €2.10 billion (2012: €1.97 billion), an increase of 7% (15% at constant currencies). IFRS operating margin was 35.3% (2012: 31.7%), an increase of 3.6 percentage points. Non-IFRS operating margin was 41.0% (2012: 38.9%), or 41.8% at constant currencies, an increase of 2.1 percentage points (2.9 percentage points at constant currencies).

IFRS profit after tax was €1.32 billion (2012: €1.10 billion), an increase of 20%. Non-IFRS profit after tax was €1.52 billion (2012: €1.36 billion), an increase of 12%. IFRS basic earnings per share was €1.11 (2012: €0.92), an increase of 21%. Non-IFRS basic earnings per share was €1.28 (2012: €1.14), an increase of 12%. The IFRS and non-IFRS effective tax rates in the fourth quarter of 2013 were 25.6% (2012: 28.0%) and 26.4% (2012: 28.7%), respectively.

SAP Reports Fourth Quarter and Full Year 2013 Results	Page 4

FINANCIAL HIGHLIGHTS – Full Year 2013

	Full Year 20131)
	IFRS			Non-IFRS2)

€ million, unless otherwise stated	FY 2013	FY 2012	% change	FY 2013	FY 2012	% change	% change const. curr.

Software	4,516	4,658	–3	4,518	4,658	–3	2
Cloud subscriptions and support	697	270	158	758	343	121	130
Software and cloud subscriptions	5,213	4,928	6	5,276	5,001	6	11
Support	8,739	8,237	6	8,758	8,246	6	11
Software and software-related service revenue	13,952	13,165	6	14,034	13,246	6	11
Total revenue	16,817	16,223	4	16,900	16,304	4	8
Total operating expenses	–12,336	–12,158	1	–11,386	–11,090	3	6
Operating profit	4,482	4,065	10	5,513	5,214	6	13
Operating margin (%)	26.7	25.1	1.6pp	32.6	32.0	0.6pp	1.5pp
Profit after tax	3,330	2,823	18	4,024	3,608	12
Basic earnings per share (€)	2.79	2.37	18	3.37	3.03	11
Number of employees (FTE)	66,572	64,422	3	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS and non-IFRS software revenue was €4.52 billion (2012: €4.66 billion), a decrease of 3% (an increase of 2% at constant currencies). IFRS software and cloud subscription revenue was €5.21 billion (2012: €4.93 billion), an increase of 6%. Non-IFRS software and cloud subscription revenue was €5.28 billion (2012: €5.00 billion), an increase of 6% (11% at constant currencies). IFRS software and software-related service revenue was €13.95 billion (2012: €13.17 billion), an increase of 6%. Non-IFRS software and software-related service revenue was €14.03 billion (2012: €13.25 billion), an increase of 6% (11% at constant currencies). This exceeded SAP’s non-IFRS software and software-related service revenue guidance which was at least 10% at constant currencies. IFRS total revenue was €16.82 billion (2012: €16.22 billion), an increase of 4%. Non-IFRS total revenue was €16.90 billion (2012: €16.30 billion), an increase of 4% (8% at constant currencies).

IFRS operating profit was €4.48 billion (2012: €4.07 billion), an increase of 10%. Non-IFRS operating profit was €5.51 billion (2012: €5.21 billion), an increase of 6% (€5.90 billion or 13% at constant currencies). This met SAP’s non-IFRS operating profit guidance (which was in a range of €5.85 - €5.95 billion at constant currencies). IFRS operating margin was 26.7% (2012: 25.1%), an increase of 1.6 percentage points. Non-IFRS operating margin was 32.6% (2012: 32.0%), or 33.5% at constant currencies, an increase of 0.6 percentage points (1.5 percentage points at constant currencies). Non-IFRS operating margin in 2013 was negatively impacted affected by approximately 50 basis points (2012: 100 basis points) due to acquisitions.

IFRS profit after tax was €3.33 billion (2012: €2.82 billion), an increase of 18%. Non-IFRS profit after tax was €4.02 billion (2012: €3.61 billion), an increase of 12%. IFRS basic earnings per share was €2.79 (2012: €2.37), an increase of 18%. Non-IFRS basic earnings per share was €3.37 (2012: €3.03), an increase of 11%. The IFRS and non-IFRS effective tax rates for the twelve months ending December 31, 2013 were 24.3% (2012: 26.2%) and 25.9% (2012: 27.5%), respectively.

Operating cash flow was €3.83 billion (2012: €3.82 billion), increasing slightly year-over-year. Free cash flow was €3.27 billion (2012: €3.28 billion), decreasing slightly year-over-year. Free cash flow was 19%

SAP Reports Fourth Quarter and Full Year 2013 Results	Page 5

of total revenue (2012: 20%). At December 31, 2013, SAP had a total group liquidity of €2.84 billion (December 31, 2012: €2.49 billion), which includes cash and cash equivalents and short term investments. Net liquidity at December 31, 2013 was -€1.47 billion compared to -€2.50 billion at December 31, 2012.

BUSINESS OUTLOOK 2014

The Company is providing the following outlook for the full-year 2014:

•	The Company expects full year 2014 non-IFRS cloud subscription and support revenue to be in a range of €950 – €1,000 million at constant currencies (2013: €758 million). The upper end of this range represents a growth rate of 32% which is similar to the respective 2013 growth rate after adjusting for acquisitions.
•	The Company expects full year 2014 non-IFRS software and software-related service revenue to increase by 6% – 8% at constant currencies (2013: €14.03 billion).
•	The Company expects full-year 2014 non-IFRS operating profit to be in a range of €5.8 billion – €6.0 billion at constant currencies (2013: €5.51 billion).

MID-TERM OUTLOOK

With SAP HANA as the single platform for our entire product portfolio, delivered on-premise or in the Cloud, SAP will drive simplicity and business outcomes for its customers.

SAP expects the combination of a stable, highly-profitable core and fast-growing cloud business to deliver continued growth and margin expansion. The Company still aims to increase its total revenue to at least €20 billion and total revenue from its cloud business including cloud-related professional services to approximately €2 billion by 2015.

Looking beyond 2015, SAP is now introducing new 2017 targets. SAP aims to increase total revenue to at least €22 billion and total revenue from its cloud business to €3.0 – €3.5 billion by 2017. The Company retains its non-IFRS operating margin goal of 35%. In order to capture the growth opportunities in the cloud, SAP now expects this target to be reached by 2017 rather than in 2015 as previously stated. SAP anticipates the fast-growing cloud business along with growth in support revenue will drive a higher proportion of more predictable, recurring revenue in the future.

SAP Reports Fourth Quarter and Full Year 2013 Results	Page 6

Additional Information

2013 revenue and profit figures include the revenue and profits from Ariba, SuccessFactors and hybris. The comparative numbers for 2012 do not include SuccessFactors until February 21, 2012 and Ariba until October 1, 2012. The hybris acquisition closed on August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

2013 Annual Report

SAP’s 2013 Annual Report to Shareholders and 2013 Annual Report on Form 20-F are scheduled to be published on March 21, 2014, and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

Investor Symposium

In addition, the Company will host an Investor Symposium in New York on February 4nd at 3 PM CET 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). This conference will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 253,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2014 SAP AG. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP AG. The information contained herein may be changed without prior notice.

Some software products marketed by SAP AG and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

SAP Reports Fourth Quarter and Full Year 2013 Results	Page 7

These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG (or an SAP affiliate company) in Germany and other countries. Please see http://www.sap.com/corporate-en/legal/copyright/index.epx#trademark for additional trademark information and notices.

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	1 (800) 872-1SAP (1-800-872-1727)

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

For more information, press only:

Christoph Liedtke	+49 (6227) 7-50383	christoph.liedtke@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Jim Dever	+1 (610) 661-2161	james.dever@sap.com, ET
Claudia Cortes	+65 6664-4450	claudia.cortes@sap.com, SGT (GMT +8)

Follow SAP Investor Relations on Twitter at @sapinvestor.

Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FOURTH QUARTER 2013

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Full-Year	F2
Statements of Financial Position	F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F6
Non-IFRS Adjustments	F7
Revenue by Region	F8-F11
Multi-Quarter Summary	F12-F13

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENTS

For the three months ended December 31

€ millions, unless otherwise stated	2013	2012	Change in %
Software	1,902	1,937	–2
Cloud subscriptions and support	209	126	66
Software and cloud subscriptions	2,111	2,063	2
Support	2,269	2,166	5
Software and software-related service revenue	4,380	4,228	4
Consulting	553	612	–10
Other services	176	183	–4
Professional services and other service revenue	729	795	–8
Total revenue	5,109	5,023	2

Cost of software and software-related services	–759	–808	–6
Cost of professional services and other services	–580	–626	–7
Total cost of revenue	–1,338	–1,434	–7
Gross profit	3,771	3,589	5
Research and development	–607	–615	–1
Sales and marketing	–1,103	–1,121	–2
General and administration	–233	–284	–18
Restructuring	–23	0	N/A
TomorrowNow litigation	–1	2	<-100
Other operating income/expense, net	0	22	–98
Total operating expenses	–3,304	–3,431	–4
Operating profit	1,805	1,592	13

Other non-operating income/expense, net	–3	–28	–90
Finance income	20	21	–3
Finance costs	–43	–56	–24
Financial income, net	–22	–35	–36
Profit before tax	1,779	1,529	16

Income tax expense	–455	–429	6
Profit after tax	1,324	1,101	20
Profit attributable to non-controlling interests	–1	0	N/A
Profit attributable to owners of parent	1,324	1,101	20

Earnings per share, basic (in €)*	1.11	0.92	21
Earnings per share, diluted (in €)*	1.11	0.92	21

* For the three months ended December 31, 2013 and 2012 the weighted average number of shares was 1,194 million (diluted: 1,196 million) and 1,192 million (diluted: 1,194 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS

For the twelve months ended December 31

€ millions, unless otherwise stated	2013	2012	Change in %
Software	4,516	4,658	–3
Cloud subscriptions and support	697	270	158
Software and cloud subscriptions	5,213	4,928	6
Support	8,739	8,237	6
Software and software-related service revenue	13,952	13,165	6
Consulting	2,242	2,442	–8
Other services	624	616	1
Professional services and other service revenue	2,866	3,058	–6
Total revenue	16,817	16,223	4

Cost of software and software-related services	–2,597	–2,551	2
Cost of professional services and other services	–2,400	–2,514	–5
Total cost of revenue	–4,996	–5,065	–1
Gross profit	11,821	11,158	6
Research and development	–2,283	–2,253	1
Sales and marketing	–4,124	–3,907	6
General and administration	–868	–947	–8
Restructuring	–70	–8	>100
TomorrowNow litigation	–1	0	<-100
Other operating income/expense, net	6	23	–73
Total operating expenses	–12,336	–12,158	1
Operating profit	4,482	4,065	10

Other non-operating income/expense, net	–17	–173	–90
Finance income	115	107	7
Finance costs	–181	–175	3
Financial income, net	–66	–68	–3
Profit before tax	4,399	3,824	15

Income tax expense	–1,069	–1,000	7
Profit after tax	3,330	2,823	18
Profit attributable to non-controlling interests	–1	0	N/A
Profit attributable to owners of parent	3,331	2,823	18

Earnings per share, basic (in €)*	2.79	2.37	18
Earnings per share, diluted (in €)*	2.79	2.37	18

* For the twelve months ended December 31, 2013 and 2012 the weighted average number of shares was 1,193 million (diluted: 1,195 million) and 1,191 million (diluted: 1,192 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2013 and December 31, 2012

€ millions	2013	2012
Cash and cash equivalents	2,748	2,477
Other financial assets	251	154
Trade and other receivables	3,884	3,917
Other non-financial assets	346	294
Tax assets	306	156
Total current assets	7,535	6,998
Goodwill	13,688	13,192
Intangible assets	2,956	3,234
Property, plant, and equipment	1,820	1,708
Other financial assets	606	509
Trade and other receivables	98	88
Other non-financial assets	107	68
Tax assets	173	170
Deferred tax assets	613	742
Total non-current assets	20,061	19,711
Total assets	27,595	26,710

€ millions	2013	2012
Trade and other payables	864	870
Tax liabilities	611	511
Financial liabilities	748	802
Other non-financial liabilities	2,164	2,136
Provision TomorrowNow litigation	223	234
Other provisions	419	609
Provisions	642	843
Deferred income	1,426	1,386
Total current liabilities	6,455	6,547
Trade and other payables	45	63
Tax liabilities	331	388
Financial liabilities	3,758	4,446
Other non-financial liabilities	112	98
Provisions	278	361
Deferred tax liabilities	444	574
Deferred income	74	62
Total non-current liabilities	5,042	5,991
Total liabilities	11,497	12,538
Issued capital	1,229	1,229
Share premium	552	492
Retained earnings	16,308	13,973
Other components of equity	–718	–194
Treasury shares	–1,280	–1,337
Equity attributable to owners of parent	16,090	14,163
Non-controlling interests	9	8
Total equity	16,099	14,171
Equity and liabilities	27,595	26,710

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the twelve months ended December 31

€ millions	2013	2012
Profit after tax	3,330	2,823
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	951	863
Income tax expense	1,069	1,000
Financial income, net	66	68
Decrease/increase in sales and bad debt allowances on trade receivables	41	–25
Other adjustments for non-cash items	61	31
Decrease/increase in trade and other receivables	–129	–298
Decrease/increase in other assets	–130	–34
Decrease/increase in trade payables, provisions, and other liabilities	–181	408
Decrease/increase in deferred income	142	154
Cash outflows due to TomorrowNow litigation	–1	7
Interest paid	–159	–165
Interest received	67	92
Income taxes paid, net of refunds	–1,295	–1,102
Net cash flows from operating activities	3,832	3,822

Business combinations, net of cash and cash equivalents acquired	–1,160	–6,094
Purchase of intangible assets and property, plant, and equipment	–566	–541
Proceeds from sales of intangible assets or property, plant, and equipment	54	39
Purchase of equity or debt instruments of other entities	–1,531	–1,022
Proceeds from sales of equity or debt instruments of other entities	1,422	1,654
Net cash flows from investing activities	–1,781	–5,964

Dividends paid	–1,013	–1,310
Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	46	90
Proceeds from issuing shares (share-based payments)	0	15
Proceeds from borrowings	1,000	5,778
Repayments of borrowings	–1,625	–4,714
Net cash flows from financing activities	–1,592	–194

Effect of foreign exchange rates on cash and cash equivalents	–188	–152
Net decrease/increase in cash and cash equivalents	271	–2,488
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	2,748	2,477

F4

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended December 31
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	1,902	0	1,903	107	2,010	1,937	0	1,937	–2	–2	4
Cloud subscriptions and support	209	1	210	11	222	126	33	159	66	32	39
Software and cloud subscriptions	2,111	2	2,113	119	2,232	2,063	33	2,096	2	1	6
Support	2,269	5	2,274	123	2,396	2,166	5	2,171	5	5	10
Software and software-related service revenue	4,380	6	4,387	241	4,628	4,228	38	4,266	4	3	8
Consulting	553	0	553	28	581	612	0	612	–10	–10	–5
Other services	176	0	176	8	184	183	0	183	–4	–4	1
Professional services and other service revenue	729	0	729	37	766	795	0	795	–8	–8	–4
Total revenue	5,109	6	5,116	278	5,394	5,023	38	5,062	2	1	7

Operating Expense Numbers
Cost of software and software-related services	–759	98	–661			–808	161	–647	–6	2
Cost of professional services and other services	–580	37	–542			–626	20	–605	–7	–10
Total cost of revenue	–1,338	135	–1,203			–1,434	181	–1,253	–7	–4
Gross profit	3,771	142	3,912			3,589	219	3,809	5	3
Research and development	–607	49	–557			–615	32	–584	–1	–5
Sales and marketing	–1,103	62	–1,041			–1,121	46	–1,075	–2	–3
General and administration	–233	16	–217			–284	80	–204	–18	7
Restructuring	–23	23	0			0	0	0	N/A	N/A
TomorrowNow litigation	–1	1	0			2	–2	0	<-100	N/A
Other operating income/expense, net	0	0	0			22	0	22	–98	–98
Total operating expenses	–3,304	286	–3,018	–119	–3,137	–3,431	338	–3,092	–4	–2	1

Profit Numbers
Operating profit	1,805	292	2,097	160	2,257	1,592	376	1,969	13	7	15
Other non-operating income/expense, net	–3	0	–3			–28	0	–28	–90	–90
Finance income	20	0	20			21	0	21	–3	–3
Finance costs	–43	0	–43			–56	0	–56	–24	–24
Financial income, net	–22	0	–22			–35	0	–35	–36	–36
Profit before tax	1,779	292	2,072			1,529	376	1,906	16	9
Income tax expense	–455	–92	–547			–429	–119	–547	6	0
Profit after tax	1,324	200	1,524			1,101	258	1,359	20	12
Profit attributable to non-controlling interests	–1	0	–1			0	0	0	N/A	N/A
Profit attributable to owners of parent	1,324	200	1,525			1,101	258	1,359	20	12

Key Ratios
Operating margin (in %)	35.3		41.0		41.8	31.7		38.9	3.6pp	2.1pp	2.9pp
Effective tax rate (in %)	25.6		26.4			28.0		28.7	–2.4pp	–2.3pp
Earnings per share, basic (in €)*	1.11		1.28			0.92		1.14	21	12

Deferred cloud subscriptions and support revenue (December 31)	443	4	447			317	40	358	40	25

F5

	For the twelve months ended December 31
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	4,516	2	4,518	224	4,743	4,658	0	4,658	–3	–3	2
Cloud subscriptions and support	697	61	758	29	787	270	73	343	158	121	130
Software and cloud subscriptions	5,213	63	5,276	253	5,529	4,928	73	5,001	6	6	11
Support	8,739	19	8,758	371	9,129	8,237	9	8,246	6	6	11
Software and software-related service revenue	13,952	82	14,034	625	14,659	13,165	81	13,246	6	6	11
Consulting	2,242	0	2,242	87	2,329	2,442	0	2,442	–8	–8	–5
Other services	624	0	624	24	648	616	0	616	1	1	5
Professional services and other service revenue	2,866	0	2,866	111	2,977	3,058	0	3,058	–6	–6	–3
Total revenue	16,817	82	16,900	736	17,636	16,223	81	16,304	4	4	8

Operating Expense Numbers
Cost of software and software-related services	–2,597	364	–2,233			–2,551	414	–2,137	2	4
Cost of professional services and other services	–2,400	122	–2,277			–2,514	128	–2,385	–5	–5
Total cost of revenue	–4,996	486	–4,511			–5,065	542	–4,523	–1	0
Gross profit	11,821	568	12,389			11,158	624	11,782	6	5
Research and development	–2,283	119	–2,164			–2,253	129	–2,124	1	2
Sales and marketing	–4,124	204	–3,920			–3,907	223	–3,684	6	6
General and administration	–868	70	–798			–947	164	–783	–8	2
Restructuring	–70	70	0			–8	8	0	>100	N/A
TomorrowNow litigation	–1	1	0			0	0	0	N/A	N/A
Other operating income/expense, net	6	0	6			23	0	23	–73	–73
Total operating expenses	–12,336	949	–11,386	–347	–11,734	–12,158	1,067	–11,090	1	3	6

Profit Numbers
Operating profit	4,482	1,032	5,513	389	5,902	4,065	1,148	5,214	10	6	13
Other non-operating income/expense, net	–17	0	–17			–173	0	–173	–90	–90
Finance income	115	0	115			107	0	107	7	7
Finance costs	–181	0	–181			–175	1	–174	3	4
Financial income, net	–66	0	–66			–68	1	–67	–3	–1
Profit before tax	4,399	1,032	5,431			3,824	1,150	4,974	15	9
Income tax expense	–1,069	–337	–1,406			–1,000	–366	–1,366	7	3
Profit after tax	3,330	694	4,024			2,823	784	3,608	18	12
Profit attributable to non-controlling interests	–1	0	–1			0	0	0	N/A	N/A
Profit attributable to owners of parent	3,331	694	4,025			2,823	784	3,608	18	12

Key Ratios
Operating margin (in %)	26.7		32.6		33.5	25.1		32.0	1.6pp	0.6pp	1.5pp
Effective tax rate (in %)	24.3		25.9			26.2		27.5	–1.9pp	–1.6pp
Earnings per share, basic (in €)*	2.79		3.37			2.37		3.03	18	11

Deferred cloud subscriptions and support revenue (December 31)	443	4	447			317	40	358	40	25

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

F6

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	10/1 – 12/31/2013	1/1 – 12/31/2013	10/1 – 12/31/2012	1/1 – 12/31/2012

Software and software-related service revenue (IFRS)	4,380	13,952	4,228	13,165
Adjustment for deferred revenue write-down	6	82	38	81
Software and software-related service revenue (Non-IFRS)	4,387	14,034	4,266	13,246

Operating profit (IFRS)	1,805	4,482	1,592	4,065
Revenue Adjustments (per above)	6	82	38	81
Adjustment for discontinued activities	1	1	–2	0
Adjustment for acquisition-related charges	130	555	151	537
Adjustment for stock-based compensation expenses	131	323	188	522
Adjustment for restructuring	23	70	0	8
Operating expense adjustments	286	949	338	1,067
Operating profit adjustments	292	1,032	376	1,148
Operating profit (Non-IFRS)	2,097	5,513	1,969	5,214

Profit after tax (IFRS)	1,324	3,330	1,101	2,823
Revenue adjustments (per above)	6	82	38	81
Operating profit expense adjustments (per above)	286	949	338	1,067
Adjustments pre-tax	292	1,032	376	1,150
Taxes on adjustments	–92	–337	–119	–366
Profit after tax (Non-IFRS)	1,524	4,024	1,359	3,608

Due to rounding, numbers may not add up precisely.

F7

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on location of contract negotiation respectively by customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Revenue by Region - Management View

	For the three months ended December 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	978	0	978	24	1,002	937	0	937	4	4	7
Americas	577	0	577	40	616	643	0	643	–10	–10	–4
APJ	348	0	348	44	391	357	0	357	–3	–3	10
Software revenue	1,902	0	1,903	107	2,010	1,937	0	1,937	–2	–2	4

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	1,015	0	1,015	25	1,040	959	0	959	6	6	9
Americas	739	1	740	49	789	739	33	772	0	–4	2
APJ	358	0	358	45	403	365	0	365	–2	–2	10
Software revenue by location of negotiation and cloud subscription revenue	2,111	2	2,113	119	2,232	2,063	33	2,096	2	1	6

Revenue by Region – Location of Customers

	For the three months ended December 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	979	0	979	24	1,003	936	0	936	5	5	7
Americas	578	0	578	40	618	643	0	643	–10	–10	–4
APJ	345	0	346	43	389	357	0	357	–3	–3	9
Software revenue	1,902	0	1,903	107	2,010	1,937	0	1,937	–2	–2	4

Cloud subscriptions and support revenue by region
EMEA	37	0	37	1	38	22	0	22	68	69	75
Americas	162	1	163	9	172	96	33	129	69	26	33
APJ	10	0	10	1	11	8	0	8	30	30	41
Cloud subscriptions and support revenue	209	1	210	11	222	126	33	159	66	32	39

Software and cloud subscription revenue by region
EMEA	1,015	0	1,016	25	1,041	958	0	958	6	6	9
Americas	740	1	742	49	791	739	33	773	0	–4	2
APJ	356	0	356	44	400	365	0	365	–3	–3	10
Software and cloud subscription revenue	2,111	2	2,113	119	2,232	2,063	33	2,096	2	1	6

F8

Software and software-related service revenue by region
Germany	661	1	662	0	662	576	0	576	15	15	15
Rest of EMEA	1,514	3	1,517	39	1,555	1,441	0	1,441	5	5	8
Total EMEA	2,175	3	2,178	39	2,217	2,016	0	2,016	8	8	10
United States	1,096	2	1,098	53	1,152	1,081	38	1,119	1	–2	3
Rest of Americas	408	1	409	49	458	411	0	411	–1	0	12
Total Americas	1,504	3	1,507	103	1,610	1,492	38	1,530	1	–1	5
Japan	154	0	154	45	199	209	0	209	–27	–27	–5
Rest of APJ	548	0	548	55	602	511	0	511	7	7	18
Total APJ	701	0	702	100	801	720	0	720	–3	–3	11
Software and software-related service revenue	4,380	6	4,387	241	4,628	4,228	38	4,266	4	3	8

Total revenue by region
Germany	791	1	792	0	792	713	0	713	11	11	11
Rest of EMEA	1,739	3	1,742	45	1,787	1,673	0	1,673	4	4	7
Total EMEA	2,530	3	2,534	45	2,579	2,387	0	2,387	6	6	8
United States	1,309	2	1,311	64	1,375	1,310	38	1,349	0	–3	2
Rest of Americas	480	1	481	57	538	501	0	501	–4	–4	7
Total Americas	1,789	3	1,792	121	1,913	1,811	38	1,849	–1	–3	3
Japan	171	0	171	50	221	232	0	232	–26	–26	–5
Rest of APJ	618	0	619	62	681	594	0	594	4	4	15
Total APJ	789	0	789	112	901	825	0	825	–4	–4	9
Total revenue	5,109	6	5,116	278	5,394	5,023	38	5,062	2	1	7

F9

Revenue by Region - Management View

	For the twelve months ended December 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	2,095	1	2,096	43	2,139	2,005	0	2,005	4	5	7
Americas	1,620	1	1,621	97	1,718	1,774	0	1,774	–9	–9	–3
APJ	802	0	802	84	886	879	0	879	–9	–9	1
Software revenue	4,516	2	4,518	224	4,743	4,658	0	4,658	–3	–3	2

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	2,212	2	2,214	46	2,260	2,071	0	2,071	7	7	9
Americas	2,164	62	2,225	122	2,347	1,961	73	2,034	10	9	15
APJ	837	0	837	86	923	896	0	896	–7	–7	3
Software revenue by location of negotiation and cloud subscription revenue	5,213	63	5,276	253	5,529	4,928	73	5,001	6	6	11

Revenue by Region – Location of Customers

	For the twelve months ended December 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	2,116	1	2,117	45	2,162	2,041	0	2,041	4	4	6
Americas	1,586	1	1,587	95	1,681	1,733	0	1,733	–8	–8	–3
APJ	814	0	814	85	899	884	0	884	–8	–8	2
Software revenue	4,516	2	4,518	224	4,743	4,658	0	4,658	–3	–3	2

Cloud subscriptions and support revenue by region
EMEA	118	0	118	3	121	66	0	66	79	79	84
Americas	544	61	605	24	629	187	73	260	>100	>100	>100
APJ	35	0	35	2	37	17	0	17	>100	>100	>100
Cloud subscriptions and support revenue	697	61	758	29	787	270	73	343	158	121	130

Software and cloud subscription revenue by region
EMEA	2,234	2	2,235	48	2,283	2,107	0	2,107	6	6	8
Americas	2,130	62	2,191	119	2,310	1,920	73	1,993	11	10	16
APJ	849	0	849	87	936	901	0	901	–6	–6	4
Software and cloud subscription revenue	5,213	63	5,276	253	5,529	4,928	73	5,001	6	6	11

F10

Software and software-related service revenue by region
Germany	1,984	2	1,986	0	1,986	1,821	1	1,821	9	9	9
Rest of EMEA	4,566	5	4,571	106	4,677	4,285	1	4,286	7	7	9
Total EMEA	6,550	6	6,557	106	6,663	6,106	2	6,108	7	7	9
United States	3,788	73	3,861	137	3,999	3,537	80	3,617	7	7	11
Rest of Americas	1,410	2	1,412	130	1,542	1,283	0	1,283	10	10	20
Total Americas	5,198	76	5,273	267	5,540	4,820	80	4,900	8	8	13
Japan	556	0	556	146	703	699	0	699	–20	–20	1
Rest of APJ	1,647	0	1,648	106	1,753	1,540	0	1,540	7	7	14
Total APJ	2,204	0	2,204	252	2,456	2,239	0	2,239	–2	–2	10
Software and software-related service revenue	13,952	82	14,034	625	14,659	13,165	81	13,246	6	6	11

Total revenue by region
Germany	2,505	2	2,507	0	2,507	2,380	1	2,381	5	5	5
Rest of EMEA	5,381	5	5,386	128	5,514	5,106	1	5,107	5	5	8
Total EMEA	7,886	6	7,893	128	8,020	7,486	2	7,488	5	5	7
United States	4,662	73	4,735	166	4,901	4,461	80	4,541	5	4	8
Rest of Americas	1,706	2	1,709	154	1,862	1,639	0	1,639	4	4	14
Total Americas	6,368	76	6,444	319	6,763	6,100	80	6,180	4	4	9
Japan	624	0	624	164	788	789	0	789	–21	–21	0
Rest of APJ	1,939	0	1,939	125	2,064	1,848	0	1,848	5	5	12
Total APJ	2,563	0	2,563	289	2,852	2,637	0	2,637	–3	–3	8
Total revenue	16,817	82	16,900	736	17,636	16,223	81	16,304	4	4	8

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

F11

MULTI-QUARTER SUMMARY (IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2012	Q2 2012	Q3 2012	Q4 2012	TY 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013
Software (IFRS)	637	1,059	1,026	1,937	4,658	657	982	975	1,902	4,516
Revenue adjustment*	0	0	0	0	0	0	0	2	0	2
Software (non-IFRS)	637	1,059	1,026	1,937	4,658	657	982	977	1,903	4,518
Cloud subscriptions and support (IFRS)	29	52	63	126	270	137	159	191	209	697
Revenue adjustment*	6	17	17	33	73	30	24	5	1	61
Cloud subscriptions and support (non-IFRS)	35	69	80	159	343	167	183	197	210	758
Support (IFRS)	1,953	2,013	2,105	2,166	8,237	2,109	2,177	2,184	2,269	8,739
Revenue adjustment*	1	1	1	5	9	4	5	5	5	19
Support (non-IFRS)	1,954	2,014	2,106	2,171	8,246	2,113	2,182	2,189	2,274	8,758
Software and software-related service revenue (IFRS)	2,619	3,124	3,194	4,228	13,165	2,903	3,318	3,351	4,380	13,952
Revenue adjustment*	7	18	18	38	81	35	29	12	6	82
Software and software-related service revenue (non-IFRS)	2,626	3,142	3,212	4,266	13,246	2,937	3,347	3,363	4,387	14,034
Total revenue (IFRS)	3,350	3,898	3,952	5,023	16,223	3,601	4,062	4,045	5,109	16,817
Revenue adjustment*	7	18	18	38	81	35	29	12	6	82
Total revenue (non-IFRS)	3,357	3,916	3,970	5,062	16,304	3,636	4,091	4,057	5,116	16,900
Operating profit (IFRS)	631	921	921	1,592	4,065	646	988	1,043	1,805	4,482
Revenue adjustment*	7	18	18	38	81	35	29	12	6	82
Expense adjustment*	196	234	300	338	1,067	221	201	242	286	949
Operating profit (non-IFRS)	834	1,173	1,239	1,969	5,214	901	1,219	1,296	2,097	5,513

Operating margin (IFRS) (in %)	18.8	23.6	23.3	31.7	25.1	17.9	24.3	25.8	35.3	26.7
Operating margin (non-IFRS) (in %)	24.8	30.0	31.2	38.9	32.0	24.8	29.8	32.0	41.0	32.6

Effective tax rate (IFRS) (in %)	26.9	23.6	24.8	28.0	26.2	16.3	24.8	26.4	25.6	24.3
Effective tax rate (non-IFRS) (in %)	28.1	25.6	26.7	28.7	27.5	21.4	26.8	27.6	26.4	25.9

Earnings per share, basic (IFRS) (in €)	0.37	0.55	0.52	0.92	2.37	0.44	0.61	0.64	1.11	2.79
Earnings per share, basic (non-IFRS) (in €)	0.49	0.70	0.70	1.14	3.03	0.58	0.73	0.78	1.28	3.37

Net cash flows from operating activities	2,071	329	657	765	3,822	2,162	320	558	792	3,832
Purchases of intangible assets, and property, plant and equipment	–113	–162	–95	–171	–541	–113	–152	–136	–165	–566
Free cash flow	1,958	167	562	594	3,281	2,049	168	422	627	3,266

Deferred cloud subscriptions and support revenue (quarter end) (IFRS)	120	155	169	317	317	344	354	376	443	443
Revenue adjustment*	72	60	44	40	40	33	7	6	4	4
Deferred cloud subscriptions and support revenue (quarter end) (non-IFRS)	193	215	213	358	358	377	361	382	447	447

Days sales outstanding (DSO) in days**	60	61	60	59	59	61	62	62	62	62

Headcount***	59,420	60,972	61,344	64,422	64,422	64,598	64,937	66,061	66,572	66,572
Employee retention (in %) (rolling 12 months)	93	94	94	94	94	94	94	94	93	93
Greenhouse gas emissions in kilotons	130	120	115	120	485	145	145	135	120	545

F12

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

** Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

*** In full-time equivalents at quarter end

F13